UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act Of 1934
                              (Amendment No. ____)

                              fashionmall.com, Inc.
                       (Name of Subject Company (issuer))

                              fashionmall.com, Inc.
                       (Names of Filing Persons (issuer))

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    31186K106
                      (CUSIP Number of Class of Securities)

                                Benjamin Narasin,
                      Chairman and Chief Executive Officer
                              fashionmall.com, Inc.
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 891-8075
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                               Kenneth Koch, Esq.
               Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
                                 Chrysler Center
                          666 Third Avenue, 25th Floor
                            New York, New York 10017
                                 (212) 935-3000

                            Calculation Of Filing Fee

          Transaction valuation*                      Amount of filing fee:
              $3,041,500                                      $608.30


*Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,216,600 shares of Common Stock of fashionmall.com, Inc. at the maximum tender offer purchase price of $2.50 per share in cash.

[ ] Check the box if any part of the fee is offset as provided by Rule 011 Rule 011(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

                  Amount Previously Paid: N/A
                  Form or Registration Number: N/A
                  Filing Party: N/A
                  Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Tender Offer Statement on Schedule TO relates to the issuer tender offer of fashionmall.com, Inc., a Delaware corporation, to purchase up to 1,216,600 shares of its Common Stock, $.01 par value per share. fashionmall.com, Inc. is offering to purchase these shares at a price of $2.50, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 2, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.  SUMMARY TERM SHEET.

The information under the heading "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.  SUBJECT COMPANY INFORMATION.

The name of the subject company is fashionmall.com, Inc. The address and telephone number of its principal executive offices are: 575 Madison Avenue, New York, New York 10022; (212) 891-8075.

The subject securities are Common Stock, $.01 par value, of fashionmall.com, Inc. The number of shares of the subject securities outstanding as of June 29, 2001, was 7,216,600.

Information about the trading market and price of the subject securities under "Section 8. Share, Trading Price and Dividend Information" of the Offer to Purchase is incorporated herein by reference.

Item 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the subject company.

Item 4.  TERMS OF THE TRANSACTION.

(a) Information about the terms of the transaction under "Section 1. Number of Shares; Priority of Purchases; Odd Lots; Proration," "Section 2. Purpose of the Offer; Certain Effects of the Offer," "Section 3. Procedure for Tendering Shares," "Section 4. Purchase of Shares and Payment of the Purchase Price," "Section 5. Conditional Tender of Shares," "Section 6. Withdrawal Rights," "Section 7. Material Federal Income Tax Consequences," "Section 11. Effect of Offer on Market for Shares; Registration under the 1934 Act," "Section13. Certain Conditions of this Offer," "Section 14. Cancellation, Extension, Termination and Amendment," "Section 15. Fees and Expenses," and "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) The subject company will purchase shares of the subject securities validly tendered and not withdrawn by its shareholders, including shareholders who may be officers, directors or affiliates of the subject company, on the terms and subject to the conditions contained in the Offer to Purchase and the related Letter of Transmittal. The subject company has been advised that its officers, directors and controlling shareholders do not intend to tender shares pursuant to the Offer to Purchase and therefore no securities are expected to be purchased from them in the transaction.

Item 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information under "Section 9. Information About Us" and "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" of the Offer to Purchase is incorporated herein by reference.

Item 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

The information about the purpose of the transaction under "Section 2. Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

The information about plans or proposals under "Section 9. Information About Us" is incorporated herein by reference.

Item 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information under "Section 16. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference. None of the funds are expected to be borrowed.

Item 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" and under "Section 17. Recent Transactions in Our Shares" of the Offer to Purchase is incorporated herein by reference.

Item 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The information under "Section 15. Fees and Expenses" and "Section 18 Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

Item 10.  FINANCIAL STATEMENTS.

The subject company does not believe that any of its financial statements are material to a decision by the shareholders of the subject company whether to tender or hold the Common Stock because the consideration offered consists solely of cash, the offer is not subject to any financing condition, and the subject company is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

Item 11.  ADDITIONAL INFORMATION.

The information under "Section 10. Information about our Directors, Executive Officers and Controlling Shareholders" and "Section 12. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

(a)(1)   Not Applicable.
(a)(2)   None.
(a)(3)   Not applicable.
(a)(4)   Not applicable.
(a)(5)   None.
(b)      None.

Item 12.  EXHIBITS.

The following exhibits are submitted herewith:

(a)(1) Offer to Purchase dated July 2, 2001.
(a)(2) Letter of Transmittal.
(a)(3) Form of Guidelines for Substitute Form W9.
(a)(4) Notice of Guaranteed Delivery.
(a)(5) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients. (a)(7) Form of letter to shareholders dated July 2, 2001 from the Chairman and Chief Executive Officer of fashionmall.com, Inc.
(a)(8) Press Release.
(b)-(h) None or not applicable

Item 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2001

                                      fashionmall.com, Inc.

                                      by: /s/ Benjamin Narasin
                                          --------------------
                                          Benjamin Narasin
                                          Chairman and Chief Executive Officer